SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
Amendment No. 1
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

TOWERSTREAM CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

892000100
(CUSIP Number)

September 16, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 892000100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 107,315 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 539,370 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 107,315 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 539,370 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,685 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.17% (based on 7,638,759 shares of common stock outstanding as of September 19, 2016 assuming closing of public offering commenced September 16, 2016)
12	TYPE OF REPORTING PERSON* IN
___________________

(1)	Includes 107,315 shares of common stock issuable upon conversion of 107,315 shares of Series C Convertible Preferred Stock held by Barry Honig.

(2)
Includes (i) 370,370 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (ii) 84,500 shares of common stock issuable upon conversion of 84,500 shares of Series C Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig and (iii) 84,500 shares of common stock issuable upon conversion of 84,500 shares of Series C Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig.  Renee Honig is Mr. Honig’s spouse.  Barry Honig is the trustee of GRQ Consultants, Inc. Roth 401K FBO Barry Honig and in such capacity holds voting and dispositive power over the securities held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig.

(3)
Includes (i) 107,315 shares of common stock underlying 107,315 shares of Series C Convertible Preferred Stock held by Barry Honig (ii) 370,370 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (iii) 84,500 shares of common stock issuable upon conversion of 84,500 shares of Series C Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig and (iv) 84,500 shares of common stock issuable upon conversion of 84,500 shares of Series C Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig.  Renee Honig is Mr. Honig’s spouse.  Barry Honig is the trustee of GRQ Consultants, Inc. Roth 401K FBO Barry Honig and in such capacity holds voting and dispositive power over the securities held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig.

CUSIP No. 892000100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 454,870 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 454,870 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 454,870 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.89% (based on 7,638,759 shares of common stock outstanding as of September 19, 2016, assuming closing of offering commenced on September 16, 2016)
12	TYPE OF REPORTING PERSON* OO
___________________

(1)
Includes (i) 370,370 shares of the Issuer’s common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig and (ii) 84,500 shares of the Issuer’s common stock issuable upon conversion of Series C Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig. Barry Honig is the trustee of GRQ Consultants, Inc. Roth 401K FBO Barry Honig and in such capacity holds voting and dispositive power over the securities held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig.

Item 1(a).                 Name of Issuer:

Towerstream Corporation, a Delaware corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

88 Silva Lane, Middletown, RI 02842

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig (“Honig”) and  GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 S. Federal Highway #450, Boca Raton, FL 33432.

Item 2(c).                 Citizenship.

Barry Honig is a citizen of the United States.  Roth 401K is organized in the State of Florida.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

892000100

Item 3.                      Type of Person

Not applicable.

Item 4.                      Ownership.

(a) Amount beneficially owned:  646,685 (1)

(b) Percent of class: 8.17% (based on 7,638,759 shares of common stock outstanding as of September 16, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 107,315  (2)

(ii) Shared power to vote or to direct the vote:  539,370 (1)

(iii) Sole power to dispose or to direct the disposition of: 107,315 (2)

(iv) Shared power to dispose or to direct the disposition of:  539,370 (1)
____________________

(1)
Includes (i) 107,315 shares of common stock underlying 107,315 shares of Series C Convertible Preferred Stock held by Barry Honig (ii) 370,370 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (iii) 84,500 shares of common stock issuable upon conversion of 84,500 shares of Series C Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig and (iv) 84,500 shares of common stock issuable upon conversion of 84,500 shares of Series C Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig.  Renee Honig is Mr. Honig’s spouse.  Barry Honig is the trustee of GRQ Consultants, Inc. Roth 401K FBO Barry Honig and in such capacity holds voting and dispositive power over the securities held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig.

(2)	Includes 107,315 shares of common stock issuable upon conversion of 107,315 shares of Series C Convertible Preferred Stock held by Barry Honig.

(3)
Includes (i) 370,370 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (ii) 84,500 shares of common stock issuable upon conversion of 84,500 shares of Series C Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig and (iii) 84,500 shares of common stock issuable upon conversion of 84,500 shares of Series C Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig.  Renee Honig is Mr. Honig’s spouse.  Barry Honig is the trustee of GRQ Consultants, Inc. Roth 401K FBO Barry Honig and in such capacity holds voting and dispositive power over the securities held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig.

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2016	By:	/s/ Barry Honig
Name: Barry Honig

September 19, 2016	GRQ Consultants, Inc. Roth 401K FBO Barry Honig

	By:	/s/ Barry Honig
Name: Barry Honig